Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED DECEMBER 2, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Benson Tsang
	Name:	Benson Tsang
	Title:	Chief Financial Officer

Date: December 2, 2008

Exhibit 99.1

WuXi PharmaTech Will Focus U.S. Operations on Laboratory Testing Services

U.S. Biologics Manufacturing Operations to be Discontinued

December 2, 2008 – SHANGHAI, China – WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, today announced it will dedicate its Philadelphia facility to the Company’s expanding biologics testing, cell banking and cell therapy services, and as of December 31, 2008, WuXi will discontinue its U.S. biologics manufacturing operations. In conjunction, approximately 100 biologics manufacturing and supporting positions at the Philadelphia facility will be eliminated through workforce reduction and employee attrition.

For 2008, WuXi anticipates biologics manufacturing revenues will be less than four percent of total expected annual revenue. Beginning in 2009, WuXi expects to realize approximately $10 million in annual cost savings resulting from this change.

Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech, said, “WuXi has been fortunate, even in current market conditions, to continue to experience rapid growth in our global business. This growth reflects our reputation for providing high-quality laboratory services to our clients in a cost-efficient manner. With our continued focus on growth and profitability, we are moving to mitigate operating risks in our biologics manufacturing operations, all of which are based in Philadelphia, and are shifting our Philadelphia-based resources to biologics testing and laboratory services, which continue to show strong customer demand. Our biologics testing, cell banking and cell therapy operations in Philadelphia and our St. Paul and Atlanta operations will be unaffected by these actions.”

WuXi expects to record (i) cash restructuring charges, estimated to total approximately $2.5 to $3.5 million, consisting primarily of severance and other employee-related charges and to be payable over the next few months; and (ii) non-cash charges for impairment of certain fixed and intangible assets, including goodwill. WuXi currently is working with external consultants to determine an estimate for the non-cash impairment charges as a result of the restructuring.

Conference Call

WuXi PharmaTech’s senior management will host a conference call at 8:00 a.m. (Eastern) / 5:00 a.m. (Pacific) / 9:00 p.m. (Beijing/Hong Kong) on December 2, 2008, to discuss today’s announcement. The conference call may be accessed by dialing:

(US) 866-586-2813

(China, Northern Region) 10-800-611-0127

(China, Southern Region) 10-800-361-0079

(HK) 800-965-808

(UK) 0-800-056-9662

(International) +61-2-8524-6650

Conference ID: 75793921

A telephone replay will be available two hours after the call’s completion until December 9, 2008, at:

(US) 866-214-5335

(HK) 800-901-596

(China) 10-800-140-0386

(UK) 0-800-731-7846

(International) +61-2-8235-5000

Passcode: 75793921

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including those regarding WuXi’s anticipated 2008 biologics net revenue; the timing of and the costs and benefits of the restructuring; and WuXi’s plans to expand and to continue growth for its biologics testing, cell banking and cell therapy services.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For example, it may take longer than anticipated to wind-down the biologics manufacturing business; actual restructuring charges could be higher; and actual cost savings could be less than anticipated and it may take longer than anticipated to realize those cost savings. In addition, the biologics testing, cell banking and cell therapy services may not continue to experience strong customer demand or grow at historical rates or at all. For example, WuXi’s ability to successfully expand and to attract customers for these biologics services may be harmed by the wind-down of the Philadelphia based biologics manufacturing operations.

Other relevant factors include: uncertainty in the global economy may adversely impact our business and the trends for outsourced R&D and manufacturing; pharmaceutical and biotechnology companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients; and may be unable to expand our capabilities successfully to meet client needs. In addition other factors that could cause our actual results to differ from what we currently anticipate include: our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and ability to retain our existing customers or expand our customer base. The financial information contained in this release should be read in conjunction with the consolidated and pro forma financial statements and notes thereto included in our 2007 Annual Report on Form 20-F filed with available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on Page 10 of our 2007 Annual Report on Form 20-F. Any projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Form more information, please contact:

Debra Yu, MD

Vice President Strategy

WuXi PharmaTech (Cayman) Inc.

+1-215-218-5559

ir@wuxiapptec.com

Dr. Hai Mi

Executive Director of Investor Relations and Business Planning

WuXi PharmaTech (Cayman) Inc.

+86 (21) 5046-3726

ir@wuxiapptec.com

Juliane Snowden

Vice President of Investor Relations

Burns McClellan

+1-212-213-0006

jsnowden@burnsmc.com